Safari Associates, Inc.
                               13 Eastbourne Drive
                            Chestnut Ridge, NY 10977


                                                             April 5, 2005


Mr. Robert Burnett
Staff Accountant
United States
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549


         Re:      Safari Associates Inc.
                  Item 4.01 Form 8-K filed February 23, 2005
                  File No. 0-30215


Dear Mr. Burnett

This letter is being written to your comment letter with regards to the Company's 8-K filed on February 23, 2005.

1.Comment No.1

The Company is filing an amended Form 8-K which includes a letter from the former accountant indicating whether or not he agrees with the disclosure in the Form 8-K.

2.Comment No. 2

The last sentence in paragraph 5 has been deleted. There was no 8-K dated December 31,2004 and the last paragraph was included in error.

3.Comment No.3

The Company is filing an amended 10KSB for the year ended December 31,2003 which includes the audit report of the prior accountant.

If you have any questions , you may contact Mr. Morton Berger at (845)425-6484


                                                         Sincerely


                                                         Mr. Morton Berger